SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with CVM Resolution nº 44, of August 23, 2021, hereby informs its shareholders and the market in general that, pursuant to the provisions of article 14, paragraph 2 of the Federal Law 14,026/2020 (“New Legal Framework for Basic Sanitation”), the São Paulo State has sent Official Letters to municipalities served by the Company, proposing changes to the conditions of the concession contracts in force (“Notice”).

The Notice highlights general aspects of the proposed concession contract (“New Contract”) that aims to replace the contracts in force, pursuant article 14 of the indicating that the New Legal Framework for Basic Sanitation, following guidelines will be observed within the scope of the new contract to be signed with these municipalities:

(a)	the anticipation of the universalization goals established in the New Legal Framework for Basic Sanitation for 2029, safeguarding any shorter deadlines contractually foreseen;
(b)	the extension of the concession contract to 2060;
(c)	Sabesp's obligation to serve the population residing in consolidated informal urban centers and rural areas, in order to cover the entire municipal territory; and
(d)	details of the investments to be made in each municipality.

The Notice reaffirms the commitment to increase and anticipate investments, tariff reduction and improve sanitation services, aiming at:

(a)	providing predictability and transparency to the regionalized structure, considering the shared infrastructure; and
(b)	detailing in the contract, Sabesp’s specific obligations to each municipality, including coverage targets, main works and investments.

In the aforementioned Notice, the State of São Paulo reaffirms that Sabesp's privatization project aims at the following main objectives: (i) anticipate the universalization of water supply and sewage services; (ii) inclusion of the population not currently served by Sabesp; (iii) tariff reduction, focusing on the most vulnerable population; (iv) increase the quality of service offered; (v) contractual extension until 2060; (vi) implementation of the regionalization established by Law No. 17,383/2021, in order to guarantee the uniformity necessary for the execution, operation and resilience of shared infrastructure; and (vii) predictability of the parties regarding the regulation, supervision and due implementation of the investments necessary for the universalization and appropriate provision of services.

The extension of the contractual term of the concessions until 2060 for the municipalities which adhere to the proposal will represent an extension of the duration of the relevant concessions to the Company.

Finally, the Notice informs that the State of São Paulo is finalizing the measures to send the Bill of Law to obtain authorization for the privatization of the Company, according to art. 47, item XV, of the State Constitution.

The Company will keep the market informed of any developments related to the subject matter of this Material Fact.

São Paulo, September 30, 2023.

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 1, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.